# ReliaStar Life Insurance Company
# Separate Account N

# ING Encore/ING Encore Flex

**Supplement dated November 25, 2005 to the
Contract Prospectus and Statement of Additional Information,
each dated June 22, 2005, as supplemented**

The information in this Supplement updates and amends certain information contained in the Contract Prospectus and Statement of Additional Information (SAI). You should read this Supplement along with the current Contract Prospectus and SAI.

Effective December 5, 2005, ING VP MagnaCap Portfolio will be merged into the ING VP Value Opportunity Portfolio.  After the close of business on December 2, 2005, all existing account balances invested in the ING VP MagnaCap Portfolio will be transferred to the ING VP Value Opportunity Portfolio.  Accordingly, as a result of the merger, effective December 5, 2005 all references to the ING VP MagnaCap Portfolio in the contract prospectus and SAI are deleted.

Unless you provide us with alternative allocation instructions, all future allocations directed to the ING VP MagnaCap Portfolio will be automatically allocated to the ING VP Value Opportunity Portfolio.  You may give us alternative allocation instructions at any time by contacting our administrative service center at:

      ING Service Center
      P.O. Box 5050
      Minot, North Dakota  58702-5050

      1-877-884-5050

See also the Transfers Among Investment Options section of your contract prospectus for further information about making fund allocation changes.

# ReliaStar Life Insurance Company
# Separate Account N

# ING Encore/ING Encore Flex

### Supplement dated November 25, 2005 to the
### Contract Prospectus and Statement of Additional Information,
### each dated June 22, 2005, as supplemented

The information in this Supplement updates and amends certain information contained in the Contract Prospectus and Statement of Additional Information (SAI), each dated April 29, 2005, as supplemented. Please read it carefully and keep it with your current Contract Prospectus and SAI.

**1.** Effective October 31, 2005, ING Salomon Brothers Fundamental Value Portfolio changed its name to ING Davis Venture Value Portfolio. Accordingly, all references to ING Salomon Brothers Fundamental Value Portfolio in the Contract Prospectus and SAI are replaced with ING Davis Venture Value Portfolio.

**2.** The information for the ING Salomon Brothers Fundamental Value Portfolio appearing in the Fund Expense Table beginning on page 7 of the Contract Prospectus is deleted and replaced with the following to reflect changes in fund name and changes in fund fees and expenses effective October 31, 2005.

| Fund Name | Management (Advisory) Fees | 12b-1 Fee | Other Expenses | Total Annual Fund Operating Expenses | Fees and Expenses Waived or Reimbursed | Net Annual Fund Operating Expenses |
|---|---|---|---|---|---|---|
| ING Davis Venture Value Portfolio (Service Class)[5] | 0.80% | -- | 0.35% | 1.15% | -- | 1.15% |

**3.** The information for ING Salomon Brothers Fundamental Value Portfolio appearing in Appendix IV -- Description of Underlying Funds in the Contract Prospectus is deleted and replaced with the following to reflect changes in fund name, subadviser and principal investment strategies effective October 31, 2005.

| Fund Name | Investment Adviser/ Subadviser | Investment Objective(s)/Summary of Principal Investments |
|---|---|---|
| **ING Partners, Inc. -- ING Davis Venture Value Portfolio (**formerly ING Salomon Brothers Fundamental Value Portfolio**) (Service Class)** | ING Life Insurance and Annuity Company<br><br>Subadviser: Davis Selected Advisers, L.P. | A *non-diversified* portfolio that seeks long-term growth of capital. Under normal circumstances, invests majority of assets in equity securities issued by large companies with market capitalizations of at least $10 billion. |